EXHIBIT 8.1

               [Letterhead of Stevens & Lee, P.C.]


                        October 15, 1998


Board of Directors
Penns Woods Bancorp, Inc.
115 South Main Street
P.O. Box 5098
Jersey Shore, PA 17740

Board of Directors
First National Bank of Spring Mills
P.O. Box 66
Spring Mills, PA 16875

Re:  Merger of First National Bank of Spring Mills with and into
     Jersey Shore State Bank

Gentlemen:

     You have requested our opinion in connection with the transaction contemplated by (i) the Agreement of Merger (the "Merger Agreement"), dated as of July 22, 1998, between Penns Woods Bancorp, Inc., a Pennsylvania corporation ("Penns Woods"), and First National Bank of Spring Mills, a national banking association ("FNBSM"), and (ii) the Plan of Merger, dated as of the same date, between Jersey Shore State Bank, a Pennsylvania banking institution and wholly-owned subsidiary of Penns Woods ("JSSB"), and FNBSM, pursuant to which FNBSM will be merged with and into JSSB, which will be the surviving corporation. At the Effective Date of such merger (the "Merger"), each share of FNBSM Common Stock issued and outstanding immediately prior to such date will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive such number of shares of Penns Woods Common Stock as is provided in Section 1.02(e) of the Merger Agreement. No fractional shares of Penns Woods Common Stock will be issued. In lieu thereof, shareholders of FNBSM will receive cash in an amount determined pursuant to Section 1.02(e) of the Merger Agreement. FNBSM shareholders will be entitled to exercise dissenters' rights in connection with the Merger. All shares of FNBSM Common Stock held as treasury shares by FNBSM or held by Penns Woods or a Penns Woods Subsidiary on the Effective Date of the Merger will be cancelled, and no shares of Penns Woods Common Stock or other property will be delivered in exchange therefor.

     This opinion is being furnished pursuant to Sections 5.01(j) and 5.02(j) of the Merger Agreement. All capitalized terms
<PAGE 1> herein, unless otherwise specified, have the meanings assigned thereto in the Merger Agreement and its exhibits.

     In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the exhibits thereto, and such other documents as we have deemed necessary or appropriate for the opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of such latter documents. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon the foregoing documents and upon statements and representations of officers and other representatives of FNBSM and Penns Woods, including certain written representations of the managements of FNBSM and Penns Woods annexed hereto. The opinions expressed herein are conditioned on the initial and continuing accuracy of the facts, information, and representations contained in the aforesaid documents or otherwise referred to above.

     In preparing our opinion, we have considered applicable provisions of the IRC, Treasury regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have deemed relevant.

     Based solely upon the foregoing and upon the assumptions set forth herein, and subject to the qualifications and caveats set forth herein, we are of the opinion that, under present law, for federal income tax purposes:

     1. The Merger will constitute a reorganization within the meaning of IRC Sections 368(a)(1)(A) and 368(a)(2)(D).

     2. Penns Woods, FNBSM and JSSB will each be "a party to a reorganization" within the meaning of IRC Section 368(b).

     3. Neither FNBSM nor JSSB will recognize any gain or loss by reason of the Merger upon the transfer of FNBSM's assets to JSSB and the assumption by JSSB of the liabilities of FNBSM.

     4. The basis of the FNBSM assets in the hands of JSSB will be the same as the basis of such assets in the hands of FNBSM immediately prior to the Merger.
  <PAGE 2>
     5. The holding period of the FNBSM assets in the hands of JSSB will include the period during which such assets were held by FNBSM prior to the Merger.

     6. No gain or loss will be recognized by the shareholders of FNBSM on the receipt of Penns Woods Common Stock (including fractional share interests) solely in exchange for their shares of FNBSM Common Stock.

     7. The basis of the Penns Woods Common Stock (including fractional share interests) to be received by the FNBSM shareholders in the Merger will be the same as the basis of the FNBSM Common Stock surrendered in exchange therefor.

     8. The holding period of the Penns Woods Common Stock (including fractional share interests) to be received by the FNBSM shareholders in the Merger will include the period during which the FNBSM shareholders held their FNBSM Common Stock, provided the shares of FNBSM Common Stock are held as a capital asset on the Effective Date of the Merger.

     9. The payment of cash in lieu of fractional share interests of Penns Woods Common Stock will be treated as if the fractional share interests were distributed as part of the Merger and then redeemed by Penns Woods. Such cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share interests redeemed, as provided in IRC Section 302(a).

     10. As provided in IRC Section 381(c)(2) and related Treasury regulations, JSSB will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of FNBSM as of the Effective Date of the Merger. Any deficit in the earnings and profits of JSSB or FNBSM will be used only to offset the earnings and profits accumulated after the Merger.

     11. Pursuant to IRC Section 381(a) and related Treasury regulations, JSSB will succeed to and take into account the items of FNBSM described in IRC Section 381(c). Such items will be taken into account by JSSB subject to the conditions and limitations of IRC Sections 381, 382, 383, and 384 and the
Treasury regulations thereunder.

     We call your attention to the fact that certain portions of this opinion relating to the federal income tax treatment of FNBSM shareholders may not be applicable to persons who received their FNBSM Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, or to foreign persons
<PAGE 3> or persons who, because of their circumstances or
status, are subject to special federal income tax treatment.

     Except as set forth above, we express no other opinion as to the tax consequences of the merger and related transactions to any party under federal, state, local or foreign laws.

                                   Very truly yours,  <PAGE 4>